December 19, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Westport Innovations Inc.
Amendment No. 2 to Form 40-F for
the Nine months Ended December 31, 2011
Filed October 29, 2012
File No. 1-34152

Dear Mr. James:

I am writing in response to your letter dated November 16, 2012 setting forth comments regarding our Amendment No. 2 to Form 40-F for the nine months ended December 31, 2011 (the “2011 Form 40-F/A”) of Westport Innovations Inc. (“Westport” or the “Company”) and our response letters dated October 29, 2012 and September 25, 2012.

To facilitate your consideration of Westport’s response, we have included below the comments and have provided Westport’s response immediately following.

Amendment No. 2 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21.  Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

1.
Further to your response to prior comments 1 and 2, in determining whether or not CWI is a VIE, we note that you point to the fact that Westport guaranteed the losses of CWI during the 2004 calendar year and received the entire benefit of any financial profits of CWI up to and including December 31, 2004.  We note that after December 31, 2004, Westport and Cummins share equally in the profits and losses of CWI.  Please discuss how you considered the temporary nature of Westport’s obligations during 2004, whether these terms are substantive and how you considered that under FASB ASC 810-10-25-37, the determination of whether a legal entity is a VIE should be based on the circumstances on that date including future changes that are required in existing governing documents and existing contractual arrangements.

Response:

Our conclusion that CWI is a VIE is not solely based on the guarantee of losses for the 2004 fiscal year.  As described in our letter of February 25, 2010, on January 1, 2004, CWI did not have sufficient equity at risk as required by ASC 810-10-15-14 to finance its own activities without subordinated financial support provided by the equity holders. At that date, while US$38.4 million had been contributed as share capital to CWI, all by Westport, CWI also had a deficit of US$45.7 million with the difference also to be funded by Westport.  Therefore, at that date the equity at risk was insufficient to fund its activities without additional subordinated financial support.  With respect to the substantiveness of Westport’s obligations under the First Amended and Restated Joint Venture Agreement (the “First Amended and Restated JVA”), we note that CWI’s losses for fiscal 2003 were US$17.8 million and there was no certainty that additional losses would not occur throughout 2004.  Westport was also required to fund the then existing $5.4 million in warranty costs at January 1, 2004.  Under the First Amended and Restated JVA, Westport absorbed 100% of variability in CWI’s fiscal 2004 year, and subsequently, Westport and Cummins shared equally in the variability. All the factors and terms above were substantive at the date of reassessment and future changes at that time regarding existing governing documents and existing contractual agreements were contemplated.  CWI would continue to not have sufficient equity at risk to finance its own activities.  Westport, through its initial contribution, losses Westport absorbed through fiscal 2003 and additional requirement to absorb 100% of variability of CWI’s fiscal 2004 year, was expected to absorb a majority of CWI’s expected losses and receive a majority of CWI’s expected residual returns disproportionately in excess of the percentage of shares it holds.

Westport Innovations Inc.
December 19, 2012

Based on these considerations, we concluded that CWI was a variable interest entity in accordance with U.S. GAAP as of January 1, 2004 as we noted in our letter to the Securities and Exchange Commission dated February 25, 2010.  Please see our response to comment 2, for further analysis supporting our conclusion that CWI is a VIE and Westport was the primary beneficiary.

2.	We note the following from your responses to prior comments 1 and 2 and the disclosure in your Form 40-F:
•
Cummins and Westport each own 50% of the common shares of CWI.  No preferred shares have been issued.  There are no differences in the rights or responsibilities attached to Cummins’ common shares as compared to Westport’s common shares.

•	From January 1, 2005, Cummins and Westport share equally in the profits and losses of CWI.
•	Westport and Cummins have equal representation on the Board of Directors.
•
CWI is primarily responsible to obtain the financing resources it requires for any and all working capital, capital expenditures, and financial requirements.  While CWI may request financing from the holders of the common shares, Westport and Cummins have no obligation to provide such financial resources or to assist CWI in terms of third party guaranties or otherwise.

Given the above, please tell us in more detail how you determined that Westport (a) has the power to direct the activities of CWI that most significantly impact CWI’s economic performance and (b) the obligation to absorb losses of CWI that could potentially be significant to CWI or the right to receive benefits from CWI that could potentially be significant to CWI.  Refer to FASB ASC 810-10-25-38A and 38B.

Response:

Under ASC 810-10-25-37, we assessed whether Cummins or Westport was the primarily beneficiary on January 1, 2004 and considered whether subsequent re-evaluation of the primary beneficiary over time would result in any change to our initial conclusion. As part of this assessment, we also considered whether there were qualitative factors that have occurred subsequent to January 1, 2004 that would impact upon the determination of the primary beneficiary.

a) Power to Exercise Control:

First, we determined which party has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance under ASC 810-10-25-38A (a). In section 810-10-25-38B “a reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities.”

Westport Innovations Inc.
December 19, 2012

As specified in the First Amended and Restated JVA, “CWI’s vision is to be the world’s leading provider of gaseous fueled, high performance, low emission and economically viable engines by bringing to market, now and in the future, the best available technologies engineered into the Cummins line of engine products.  CWI shall undertake the spark-ignited business (“SI Business”) and develop, support and market the Products.”

Both parties provide some support to the joint venture in fulfilling this objective. Further to our comments in our response letter dated October 29, 2012, we consider below the most significant activities in achieving this objective.

Activities Significantly Impacting Economic Performance

The most significant activities impacting the joint venture are categorized below and ranked in order of importance in terms of driving CWI’s profitability and success.  As noted below, the activities directed by Westport have the most significant impact on CWI’s profit and loss.

Key day-to-day activities	Authority to direct
1. Product Management (technology and product development choices)	Westport

2. Sales and marketing and market penetration	Westport

3. Manufacturing process	Cummins (subject to royalty and included in the overhead allocation) (Second Amended and Restated
JVA specified it is now royalty free but subject to applicable mark-ups on engine cost)

4. Distribution channel	Cummins

At the relevant date, Westport has the authority to direct the most significant activities of CWI relating to its economic performance and profitability, principally in the areas of (1) product management, intellectual property and technology since Westport has held the key positions relating to product choices, product specifications, and product strategy and since Westport made the initial investments and contributions to the joint venture’s fundamental natural gas technology, Stoichiometric EGR Spark Ignition (“SESI”), and (2) sales and marketing and market penetration.  Cummins’ seconded employees are responsible for performing the product development engineering and Cummins’ primary functions in the joint venture, such as manufacturing and distribution, could be outsourced to any OEM with a similar cost plus mark-up arrangement.

Product Management.  Westport made significant investments required in the development of the spark ignited technology and intellectual property (“IP”) that generated the main platforms that drive CWI’s business today.  The First Amended and Restated JVA gave (and the Second Amended and Restated JVA gives) the joint venture the right to use the IP associated with spark-ignited natural gas products contributed by Westport.  Westport has further been controlling the key functions of product management and strategy for the joint venture through seconded employees, including the Director, Product & Market Planning.  Through these functions, Westport controlled which product to develop, for what geographies, for which OEM partners, what the key specifications ought to be and what technology should be used.

Sales and Marketing; Market Penetration.  The primary driver of CWI’s revenue growth is the sales and marketing function. Westport dictates market development and customer growth strategies.  The Westport seconded employees, including the Director, Marketing and Business Segment, have the distributor relationships and strategic relationships with operators of bus and refuse fleets enabling them to execute the sales and marketing strategy and generate new business for CWI.  As the sales and marketing team penetrate new markets, revenue has increased.

Westport Innovations Inc.
December 19, 2012

Manufacturing Process.  Since the core engine and chassis have not changed significantly with each new product launch and since manufacturing engineering is outsourced to Cummins through seconded employees to the joint venture from Cummins.  Cummins is remunerated for its manufacturing expertise.  Cummins provides manufacturing and distribution functions including manufacturing engineering; however, these functions can more easily be outsourced and replicated by another OEM with a similar cost plus mark-up arrangement. Cummins also controls manufacturing in order to plan manufacturing capacity for all of its manufacturing commitments including build slots for diesel deliveries. While manufacturing and distribution are important to cost control and managing bottom line, they are not as integral to the success of the joint venture as the low emission product expertise and customer and distribution relationships and discretion on execution of the sales and marketing strategy which are provided by Westport as described above.

Distribution.  Cummins has a firmly established worldwide reputation as a diesel engine manufacturer and has developed an effective and efficient global distribution channel for engine products for commercial vehicle and industrial applications; Westport seeks to access Cummins’ established global distribution channel for engine products for automotive, industrial and power generation applications for the development, support and marketing of its proprietary intellectual property.  Cummins grants CWI access to its established global distribution channel according to the terms of the Original Joint Venture Agreement and each subsequent First and Second Amended and Restated JVA.  Although the distribution channels are important, the absence of the direct access to Cummins’ distribution channels is not considered to have a significant impact on the economic performance or profitability of CWI.

The foregoing analyses of the primary day-to-day activities of CWI were the basis for Westport concluding that it continued to be the primary beneficiary at January 1, 2004, the date of reassessment, as it had contributed the fundamental technology and had the authority at that date to direct product management, sales and marketing and market penetration. We consider these to be at that date the most significant elements in the table above since they have the most significant impact on CWI’s profitability and financial performance.

b) Obligation to Absorb Losses:

Under Accounting Standard Codification 810-25-38A(b), Westport shall be deemed to have a controlling financial interest in CWI, a VIE if it has “the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.”

Under the First Amended and Restated JVA, Appendix E, Fiscal 2004 Losses, effective January 1, 2004,

“Westport shall have the sole responsibility for reimbursing any financial losses incurred by CWI up to and including December 31, 2004.  Westport shall receive the entire benefit of any financial profits of CWI up to and including December 31, 2004.  Financial losses and profits will be calculated in accordance with generally accepted accounting practices in the United States on a consistent basis (unless change is required by GAAP) and will be subject to audit.  Cummins, CWI and Westport agree to work together to determine the most efficient way to implement this condition.
Westport will reimburse CWI for its actual financial losses in fiscal year 2004 as defined by the net income or loss line in CWI’s fiscal 2004 audited financial statements.”

As Westport guaranteed the losses during the 2004 calendar year and received the entire benefit of any financial profits of CWI up to and including December 31, 2004, the Company was expected to absorb a majority of CWI’s expected losses, receive a majority of CWI’s expected residual returns, or both that could be significant to the variable interest entity as discussed in 810-25-38.

See also our comments in response to comment 1, above, as to the substantive nature of Westport’s obligation to absorb losses at January 1, 2004.  As a result, Westport was responsible for all of the upfront risk and also had the obligation to finance any warranty claims in excess of liquid assets. The preference shares issued to Cummins were at a nominal value and all of the upfront investment was provided by Westport.

Westport Innovations Inc.
December 19, 2012

On January 1, 2004, the Cummins natural gas operating unit had a nominal value as the unit had ongoing losses. Westport also contributed advancements to the spark ignited technology prior to the commencement of the joint venture.  Westport also contributed tax losses to the joint venture since it funded the operation, which were subject to a full valuation allowance, had an ongoing commitment to Technology Partnerships Canada (“TPC”) for original funding received, and provided access to Westport’s senior executives who directed the improvements to the spark ignited technology and drove the business forward towards profitability.  Based on these considerations, we conclude that Westport had an obligation to absorb losses of CWI that could potentially be significant to CWI or the right to receive benefits from CWI that could potentially be significant to CWI.

Westport also continues to absorb losses through its 50% equity shareholdings in CWI.

Based on these qualitative considers, Westport meets the criteria as the primary beneficiary when viewing the guidance from both the power to exercise control and obligation to absorb losses criteria.

3.
Your response notes that while Westport and Cummins have equal representation on the Board of Directors, CWI makes up the majority of Westport’s revenue and profitability while it is a much less significant part of Cummins global business.  As such, Westport’s executive team is actively involved in CWI’s business plan and strategy while Cummins plays less of an active role.

•	Please describe to us in detail the actions of the Westport executive team in CWI’s business plan and strategy.
•	Discuss how you considered that under FASB ASC 810-10-25-38B, a reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

Response:

The Second Amended and Restated JVA provides the following elements of control in favor of Westport:

“The CWI President was initially nominated by the Westport Nominating Committee (and subject to Approval of the CWI Board).  Under this approach, the initial President of CWI for the initial three year team will be Jim Arthurs, as nominated by Westport.”

The initial three (3)-year period (and additional one (1)-year extension) is a significant time period to operate and execute activities of CWI, allowing the CWI President to align CWI with Westport’s interests.  Westport views its nomination of the CWI President as a form of exercising control since it can make an impact now and without concern regarding future activities when a new President is appointed.  Mr. Arthurs is from Westport.

From a practical perspective, on a day-to-day basis, Westport exerts its power through Westport’s appointed President to CWI.  While CWI Management runs the company and operations, sets budgets and executes the strategic plan, Westport’s Chief Executive Officer, Chief Financial Officer and executive Vice-Presidents are actively involved in analyzing CWI’s financial information and developing strategic plans based on CWI growth projections and targets.  Westport’s executive team is actively involved in preparing CWI’s budgets and business plans, participating in CWI strategy sessions, revisiting CWI’s forecasts and providing input to those forecasts on a monthly basis. In addition, monthly performance meetings take place between these Westport executives and CWI’s President and Financial Controller.

The involvement of Westport’s executive team has a direct correlation to driving CWI’s revenue growth and exceeding the baseline revenue and profitability to achieve the Performance Bonus as discussed in response to comment 7 below.  Due to the Performance Bonus’s favorable variable interest, Westport has additional incentives for revenue growth and profitability.  This benefit is only achieved after exceeding a baseline revenue amount, therefore achieving baseline revenue targets benefits Cummins’ as well as Westport through Westport’s efforts and management involvement directing this revenue growth and market penetration.

Westport Innovations Inc.
December 19, 2012

4.
Describe to us the specific actions being undertaken by the Westport executive team that demonstrates that they are actively involved in CWI.  Explain whether Cummins has the right to perform similar tasks but has chosen not to exercise that right.  Please bridge the gap for us between these “actively involved” actions undertaken by Westport’s executive team and your conclusion that Westport has the power to direct the activities of CWI that most significantly impact CWI’s economic performance.

Response:

CWI activities and results is material to Westport, therefore the following activities are performed by Westport:
1)	review of monthly financial performance by Westport’s CFO and with a follow-on review by Westport’s CEO,
2)	review of monthly forecast updated by Westport’s CFO and then reviewed with Westport’s CEO,
3)	review of market data and trends provided by the Westport’s sales and marketing Team.

Refer also to our response to comment 3 above for more detail regarding involvement of Westport’s executive team.

Cummins does have the right and does perform similar tasks noted above but, as we discussed in the response to comment 2 above, Westport has the authority to direct the most significant activities of CWI relating to its economic performance, principally in the areas of product management and sales and marketing and market penetration.   The employees that were seconded to CWI from Westport are employees involved in the significant activities identified by Westport that affect CWI’s economic performance, in addition to the Westport-nominated President.  Market penetration and sales and marketing in the natural gas space drive CWI’s profitability and it is the involvement of the Westport executive team over these activities that Westport has determined Westport has the power to direct the activities of CWI that most significantly impact CWI’s economic performance.

5.
You told us that Westport is also responsible for the management of the CWI treasury function and makes decisions on reinvestment of excess cash balances.  Please tell us more about the scope of these activities and the extent to which you exercise unilateral control.

Response:

Westport’s finance staff maintains bank accounts and transfers/reinvests excess cash into higher yielding securities and manages cash requirements/cash flows in its reinvestment decisions in accordance with Westport’s Investment Policy.

The working capital of CWI includes balances due from/to parent companies, trade accounts receivable for sales, which are collected by Cummins directly net of Cummins expenses and overhead, government receivables for funding and income tax balances.

Signatories and access to CWI’s bank account is maintained by Westport, and CWI’s online banking platform follows Westport’s platform for controls and online access.  Due to historical practice of assigned administrative services and Westport’s position that CWI is a VIE and that Westport is the primary beneficiary thereof, the accounting and the timeliness of reporting of financial information is critical to Westport’s financial reporting process.  As a result, Westport has full access to cause CWI to enter into investment transactions based on Westport’s investment strategy and cash management activities.

Westport Innovations Inc.
December 19, 2012

6.
Further, we note from your response that Cummins has the power to direct CWI’s manufacturing and distribution activities.  Explain further why these activities are not considered those that most significantly impact CWI’s economic performance.  In this regard, please further address FASB ASC 810-10-25-38D and 38E and whether or not power is shared between Westport and Cummins.  Refer to Case H1of Example 5 in FASB ASC 810-10-55-184 through 55-192.

Response:

Westport believes that Cummins essentially serves as would a contract manufacturer when it directs CWI’s manufacturing and distribution activities.

As such, Westport believes that these activities are not considered the activities that most significantly impact CWI’s economic performance.  Instead, Cummins manufacturing and distribution functions, as well as manufacturing can more easily be outsourced and replicated by another OEM.

Cummins is compensated for the manufacturing service initially on cost basis and then, subsequently on adoption of the Second Amended and Restated JVA on a cost plus applicable percentage markup basis similar to outsourced OEMs.  Therefore, Cummins receives its recovery for the manufacturing activities in advance of any profit sharing allocation in which Westport participates.

Refer to response to comment 2, regarding Cummins involvement with manufacturing and distribution functions and Westport’s assessment of activities identified that significantly impact CWI’s economic performance.

As requested by staff we have reviewed Example H1 at ASC 810-10-55-184 and note that its conclusion is based on an assessment that the powers that most significantly impact economic performance are jointly shared.  For the reasons set out above it is our judgment that such a conclusion is not applicable to our interest in CWI.

7.
You told us that the Second Amended and Restated JVA includes terms whereby Westport and Cummins may become entitled to receive a Performance Bonus of which 75% is distributed to Westport and 25% is distributed to Cummins.  Please tell us in more detail about the Performance Bonus, including whether this is a substantive term of the agreement (and why or why not) and how the parties determined the appropriate distribution percentages.  Refer to FASB ASC 810-10-25-38G.

Response:

The First Amended and Restated JVA was amended and restated in February 2012 to provide for, among other things, clarification concerning the scope of products within CWI. In addition, Cummins and Westport also revised certain economic terms of the JVA.

•
A Performance Bonus clause was added in the Second Amended and Restated JVA.  A performance bonus is calculated and paid out in cash to Cummins at 25% and Westport at 75%, of the Performance Bonus, if any, for such full or partial fiscal year.

“Performance Bonus” shall mean, in respect of any full or partial fiscal year during the Term, the amount that is calculated in accordance with the formula set forth below:

Performance Bonus = ((Total Revenue - Baseline Revenue) / Total Revenue) * Net Income

The Performance Bonus is a substantive term of the agreement as it provides for a disproportionate benefit to Westport because Westport bears the risk of CWI due to Westport’s control over the outcome and exceeding the target/baseline.  Through negotiation, the parties determined the appropriate distribution percentages based on weighting of the activities that were determined to be the most significant impact on economic performance of CWI and the ability of each joint venture partner to influence said activity.  Westport influence as discussed in response to comment 3 above is with respects to management, through representation through the President of CWI and sales and marketing influence to achieve high growth and exceed baseline revenue targets.

Westport Innovations Inc.
December 19, 2012

In the event CWI’s annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus. If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI’s net income based on the amount by which CWI’s actual annual revenue exceeds its baseline revenue level for such year and the applicable party’s share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins). This performance bonus does provide disproportionate benefit due to greater concerted efforts and focus of Westport’s interest in the joint venture and the role/control that Westport has in the market and revenue growth.

According to Westport’s assessment/evaluation, Westport’s right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.
Westport’s forecasts prepared at the time of the Second Amended and Restated JVA indicated that a material Performance Bonus payment differential from the 50:50 ratio previously applicable to the distribution of all net income was expected to be paid commencing in 2012.  The significance of the forecasted payment indicates that the term is substantive.

8.
We note from your response in Exhibit B that certain decisions cannot be acted upon without the unanimous approval of the entire Board of Directors or shareholders.  Please summarize the type of decisions that require unanimous approval.

Response:

Provided in the table included in Appendix A is a list of actions requiring “Unanimous Approval for Certain Actions by the Board of Directors”.  The business and affairs of CWI shall be managed, and all corporate powers shall be exercised, under the direction of the Board of Directors in accordance with the provisions of the Second Amended and Restated JVA, the By-Laws and the laws of the State of Delaware; provided however, none of the decisions of CWI enumerated in the table included in Appendix A (or such other decisions specified in the Second Amended and Restated JVA as requiring unanimous approval of the Board of Directors) shall be acted upon by CWI without the unanimous approval of the entire Board of Directors (regardless of whether the Certificate of Incorporation or By-Laws would so require unanimous approval of the entire Board of Directors).

Without limiting “Unanimous Approval for Certain Actions by the Board of Directors”, none of the decisions of CWI enumerated below shall be acted upon by CWI without the unanimous approval of the shareholders of CWI (regardless of whether the Certificate of Incorporation or By-Laws would so require unanimous approval of the shareholders of CWI): “Unanimous Approval for Certain Actions by the Shareholders”
(a)	any material change in the nature or scope of the SI Business, including commencement of any new line of business;
(b)	the addition of any Products to the SI Business; and
(c)	the appointment or dismissal of the Accountants (under Section 8.4).

In our view the unanimous rights listed are protective to the interests of the shareholders and do not represent significant participating rights

Westport Innovations Inc.
December 19, 2012

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Director, Accounting, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin
William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:           Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)

Eva Davis
(Kirkland & Ellis LLP)

Anthony Lindsay
(KPMG LLP)

David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue :: Vancouver, B.C. :: Canada V6P 6G2 :: t: 604-718-2000 f: 604-718-2001 :: www.westport.com

Westport Innovations Inc.
December 19, 2012

APPENDIX A

Unanimous Approval for Certain Actions by the Board of Directors (Section 5.5 of Second Amended and Restated JVA):

The business and affairs of CWI shall be managed, and all corporate powers shall be exercised, under the direction of the Board of Directors in accordance with the provisions of this Agreement, the By-Laws and the laws of the State of Delaware; provided however, none of the decisions of CWI enumerated below (or such other decisions specified in this Agreement as requiring unanimous approval of the Board of Directors) shall be acted upon by CWI without the unanimous approval of the entire Board of Directors (regardless of whether the Certificate of Incorporation or By-Laws would so require unanimous approval of the entire Board of Directors):

(a)	the declaration or payment of any dividends or any other distributions by CWI to its shareholders; provided that dividends (if any) shall be declared and paid by CWI in accordance with Section 3.6;
(b)
compensation from CWI to be received by (i) any officer of CWI, or (ii) any employee of CWI whose annual base salary from CWI exceeds, or would exceed by reason of a contemplated increase, $150,000 or such amount as may from time to time be fixed by the Board of Directors;

(c)
any material transaction (including any loans) between CWI, on the one hand, and either of Cummins or Westport or any related party or affiliate of Cummins or Westport, as applicable, on the other hand, other than as expressly contemplated by this Agreement;

(d)
unless as approved as part of the annual operating plan of CWI, capital expenditures,  singularly or in aggregate, which exceed $100,000 or such amount as may from time to time be fixed by the Board of Directors;

(e)	any acquisition or disposition of assets for an aggregate consideration in excess of $100,000 or such amount as may from time to time be fixed by the Board of Directors;
(f)	any arrangement relating to the creation of indebtedness of CWI for borrowed money;
(g)	any leasehold commitment involving consideration or creation of a liability, contingent or otherwise, in excess of $100,000 or such amount as may from time to time be fixed by the Board of Directors;
(h)
the appointment or removal of an officer of CWI (including without limitation, the chief engineer and the head of sales), other than in respect of the appointment of the President or the Financial Controller, which shall be determined as provided in Section 6.2 or 12.2(c), as applicable;

(i)	the establishment, approval or modification of the annual operating plan or five year strategic plan of CWI;
(j)	the establishment, approval or material modification of any benefit and incentive plans designed specifically for employees of CWI;
(k)	the establishment and modification of accounting methods, practices, procedures and policies of CWI;
(l)	the appointment or dismissal of the Accountant under Section 8.4;
(m)	the guarantee of the payment of any money, or debt of another person or entity, or guarantee of the performance of any other obligation of another person or entity;
(n)	the initiation or settlement of any lawsuit, administrative proceeding, or other legal or arbitral claim;
(o)	the organization, creation or establishment of any subsidiary, branch office, or other business establishment;
(p)	the voluntary liquidation, dissolution, or winding up of CWI;
(q)	the merger or consolidation of CWI with one or more companies to form a new company;
(r)	any change in the capital structure of CWI or the issuance of any stock or securities of CWI, or options to purchase any such stock or securities;
(s)	the redemption, purchase, or other acquisition of any outstanding stock or securities of CWI;
(t)
the establishment of any committee of the Board of Directors (other than any committees established on or before the Effective Date), or any change in the number of directors constituting the Board of Directors;

(u)	the execution of any material contract, lease, or other agreement outside the ordinary course of business;
(v)	any material change in the nature or scope of the SI Business, including commencement of any new line of business;

Westport Innovations Inc.
December 19, 2012

(w)
the delegation by the Board of Directors of any of its powers to any person (other than to any committees established on or before the Effective Date and to the Chair and other officers of CWI as provided by the By-Laws and this Agreement);

(x)
any alteration or amendment (whether by merger, consolidation or otherwise) of the Certificate of Incorporation or By-Laws, or adoption of any new provisions thereof, and any resolution of the Board of Directors recommending any of the foregoing;

(y)	the purchase or other acquisition of any equity or debt securities of another company or entity;
(z)	other than as otherwise expressly set forth herein, entering into any contract relating to or affecting the SI License or any Intellectual Property rights;
(aa)	any services or personnel to be provided to CWI by either Cummins or Westport in excess of $100,000 and outside of the items set forth in the Shared Services Overhead Rate;
(bb)	the addition of any Products to the SI Business;
(cc)	the location of the principal office of CWI;
(dd)	changes to Appendix D - Reimbursable and Non-Reimbursable Parent Expenses;
(ee)	the aftermarket parts list as described in Appendix B; and
(ff)	any public proposal to do any of the foregoing.